HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
--

Will Hart
                               January 14, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D20549-4561

      Re:   Naprodis, Inc.
            Amendment No. 4 to Registration Statement on Form S-1
            File No. 333-122009

      This office represents Naprodis, Inc. (the "Company"). Amendment No. 4 to the Company's Registration Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated August 30, 2010. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letters "FS" indicates the page number of the financial statements where the response to the comment can be found.

                                                                       Page
                                                                      Number
                                                                      ------

     1. Comment noted.                                                  N/A

     2. Since the adoption of the "Plain English" rule in 1998, issuers were no longer  allowed  to  use  one or  two  words  as a  heading  for a risk  factor. Presumably this was the staff's interpretation of Rule 421 (b)(2).  Accordingly, the  word
"Competition"  could  not be  used  as a  heading  for a risk factor pertaining  to the  competition  faced by an issuer.
Instead the heading had to describe the risk in detail.  The description of the risk often took one or more sentences. In some cases,  and depending  upon the particular  risk,  there was nothing left to discuss. In this regard, see note 4 to Rule 421(b). Although we have modified some of the risk factors in response to this comment,  we disagree with your position that risk factors
"consisting  only of a subheading  are not sufficient".                  5

     3. The  Company's  independent  auditor has  confirmed  that the  Company's financial statements have been prepared in
accordance with GAAP. Accordingly, we are of the  opinion  that
the  risk  factor  requested  by this  comment  is not necessary.       N/A

                                                                       Page
                                                                      Number
                                                                      ------

       4. Refer to the third sentence of Item 503 (c) of
Regulation S-K. The risk factor required by this comment applies
to any issuer.                                                           N/A

      5. S.A.R.L. Naprodis operates only in Europe. The Company
does not operate in Europe and does not compete with S.A.R.L.
Naprodis.                                                                N/A


      6.    The  risk  factor  requested  by  this  comment  was
included in  Amendment  No. 3 to the  Registration  Statement in
response to Comment 9 of the staff's  previous  comment  letter.
We have, however, expanded the risk factor somewhat.                       5

      7.  The  risk  factor   requested   by  this  comment  was
included in  Amendment  No. 3 to the  Registration  Statement in
response to Comment 9 of the staff's  previous  comment  letter.
We have, however, expanded the risk factor somewhat.                       5

       8. According to the Food and Drug Administration, at this
time there are no known safety risks associated with any of the
Company's products. With respect to the disclosure regarding potential safety risks in the "Business" section of the prospectus, the Company is of the opinion that any safety issues are remote and do not constitute a material risk. Item 503 of Regulation S-K only requires the disclosure of the "most significant" risk factors.
Accordingly, we are of the opinion that the risk factor requested
by this comment is unnecessary.                                          N/A

       9. We have added a risk factor with respect to FDA regulations.
We have not added a risk factor with respect to FTC regulations since
FTC regulations apply to almost anyone that sells products in interstate
commerce. Refer to the third sentence of Item 503(c) of Regulation S-K.    5

       10. We have added a reference to the "Principal Shareholder"
section of the prospectus. Rule 421 discourages disclosures which are
repetitive.                                                                4

       11. Comment complied with.                                          4

       12. Comment complied with. No equity issuances took place
subsequent to August 1, 2010.                                            5-6

       13. Comment noted. As disclosed in the MD&A section of the prospectus, the Company does not know of any trends, events or uncertainties that have had,or are reasonably expected to have, a material impact on the Company's sales, revenues or income from
continuing operations, or liquidity and capital resources.              N/A

                                                                       Page
                                                                      Number
                                                                      ------
       14.

         o Item 303 of Regulation S-K requires a discussion of the reasons for material changes in line items to the Company's statement of operations, as opposed to the amount of the changes. Instruction 4 to Item 303 of Regulation S-K provides, in part, the following:

                "Registrants  need not recite the amounts
                of  changes  from year to year  which are
                readily  computable  from  the  financial
                statements.   The  discussion  shall  not
                merely repeat  numerical  data  contained
                in     the     consolidated     financial
                statements."                                             N/A

         o  The  reasons  for  material  changes  in  line  items
            in the  Company's statement  of  operations  for the year
            ended August 31, 2010 have been disclosed.                     8

         o  There was no material  change in cost of sales,  as a
            percentage  of the Company's  revenues,  between fiscal
            2009 and fiscal 2010.                                        N/A

       15. The table has been revised since the Company's financial
statements have been updated.                                              8

       16. Comment complied with.                        FS-1, Part II, Item 15

       17. Comment complied with. 9

       18. We   have   disclosed   that   no   single   product
represented  more than 5% of the  Company's  revenue during the year
ended August 31, 2010.                                                     9

       19. Comment complied with.                                          4

       20. At the present time, California is awash with rental properties similar to the facility presently rented by the Company.
The Company's facility was not renovated according to the Company's specifications. All equipment used by the Company in its manufacturing  operations can be easily moved to another  space.
The Company  does not believe it would have any  difficulty  obtaining a similar facility at a rental cost equal to or less than that presently  paid by the Company. Accordingly,  the Company does not
believe its lease is material to its business.                           N/A

       21. Comment complied with.                                         11

                                                                       Page
                                                                      Number
                                                                      ------

       22. The Company has over 40 different suppliers. As disclosed in the prospectus, the Company believes that alternative supply sources are readily available. Accordingly, we are of the opinion that a list of the Company's suppliers is not material to an understanding
of the Company's business.                                               N/A

       23. The disclosure which is the subject of this comment has
been updated.                                                             12

       24. Comment complied with.                                         12


       25. Comment complied with.                                         16

       26. Comment complied with. None of the Company's directors are
a director of a 12(g) or a 15(d) corporation.                             16

       27. Comment complied with.                                         18

       28. Comment complied with.                                         21


       29. Comment complied with.                                       FS-5

       30. The Company is of the opinion that nutritional and personal care products constitute a single group of similar products and, as a
result, segment reporting is not required by ASC 280-10-50-40.           N/A

       31. Comment complied with.                                       FS-5

       32. This is to confirm that the Company does not reduce its
inventory obsolescence reserve for previously reserved inventory.        N/A

       33. During the year ended August 31, 2010 raw materials
purchased from S.A.R.L. Naprodis were less than 12% of the Company's
cost of sales and therefore were not material.                           N/A

       34. The financial statements have been revised to reflect the
fair value of the related party payable.                                FS-8

       35. The disclosure which is the subject of this comment has been revised. The change in the threshold from not reasonably certain to more likely than not did not result in a change n the Company's
valuation allowance.                                                    FS-8

       36. The financial statements have been updated to August 31,
2010.                                                                    N/A

       37. The financial statements have been updated to August 31,
2010.                                                                    N/A

                                                                       Page
                                                                      Number
                                                                      ------

      38.   Comment complied with.                             Part II, Item 13

      39.   Comment complied with.                                      1, 7
                                                               Part II, Item 13


       If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.




                                     William T. Hart